NO ACT

DC
PE
2-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08045139

Received SEC

APR 0 2 2008

Washington, DC 20549

April 2, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/2/2008

Robert Plesnarski
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: UnitedHealth Group Incorporated
Incoming letter dated February 10, 2008

Dear Mr. Plesnarski:

This is in response to your letters dated February 10, 2008 and February 14, 2008 concerning the shareholder proposal submitted to UnitedHealth by the Oneida Tribe of Indians Trust Fund. We also have received a letter from the proponent dated March 7, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 1 7 2008 E
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan White
Director
Oneida Trust Department
Oneida Tribe of Indians Trust Fund
P.O. Box 365
Oneida, WI 54155

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February 10, 2008

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By electronic mail (cfletters@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Oneida Tribe of Indians Trust Fund

Ladies and Gentlemen:

We submit this letter on behalf of our client UnitedHealth Group Incorporated, a Minnesota corporation (***"UnitedHealth"*** or the ***"Company"***) requesting confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on rule 14a-8(i)(7) under the Securities Exchange Act of 1934, the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Oneida Tribe of Indians Trust Fund (the ***"Proponent"***) from the Company's proxy materials for its 2008 Annual Meeting of Stockholders (the "***2008 Annual Meeting***"). The Proponent's letter setting forth the Proposal and Supporting Statement is attached hereto as Exhibit A.

Pursuant to rule 14a-8(j), we have:

- enclosed six copies of this letter and the related exhibit;
- filed this letter with the Commission no later than eighty (80) calendar days before UnitedHealth intends to file its definitive 2008 proxy materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

I. Summary of the Proposal

The Proposal urges the Company's Board of Directors (the ***"Board"***) to "adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.

2. Health care coverage should be continuous.

3. Health care coverage should be affordable to individuals and families.

4. The health insurance strategy should be affordable and sustainable for society.

5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable."

On its face, the Proposal seeks to affect the way UnitedHealth -- a provider of health care products and services, including health insurance -- creates and sells its products and services. Specifically, the Proposal seeks to set standards as to when, how, to whom and at what cost the Company will provide health insurance.

The Supporting Statement makes clear that the Proposal also is political in nature and seeks to effect changes through the legislative process. The Supporting Statement begins by describing the principles for health care reform cited in the Proposal. Those principles, the Supporting Statement explains, are drawn from Insuring America's Health: Principles and Recommendations (2004), a report "urg[ing] the president and Congress to act immediately by establishing a firm and explicit plan to reach this goal."[1] Further, this report "calls on the federal government to take action to achieve universal health insurance and to establish an explicit schedule to reach this goal by 2010."[2] The Supporting Statement also highlights health care reform's role as a "central issue" in the 2008 presidential campaign and discusses the effects of 47 million Americans without health insurance, both on the economy, generally, and on employers providing health insurance to their employees, including the Company.

The Supporting Statement also indicates that it seeks to address the Company's provision of health benefits to its own employees. It discusses the costs to employers of providing health insurance and argues that savings would result to employers if the principles in the Proposal were implemented. The Supporting Statement surmises:

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1 Institute of Medicine of the National Academies, http://www.iom.edu/?id=17846 (describing Insuring America's Health: Principles and Recommendations).

2 Institute of Medicine of the National Academies, Report Brief, Insuring America's Health: Principles and Recommendations, at 7 (Jan. 2004), available at http://www.iom.edu/Object.File/Master/17/732/Uninsured6-EnglishFINAL.pdf.

> "We believe that 47 million Americans without health insurance results in higher costs to our Company, as well as other U.S. companies that provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance... Moreover, we feel that increasing health care costs further reduces shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale."

II. Bases for Excluding the Proposal

The Proposal may be properly omitted from the Company's proxy materials for the 2008 Annual Meeting in reliance on rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, in that:

- The Proposal attempts to control fundamental aspects of the Company's day-to-day business operations, including the quantity, quality, and pricing of the Company's products and services -- namely, the provision of health insurance and related products and services;

- The Proposal seeks to involve the Company in the political or legislative process relating to a fundamental aspect of its ordinary business operations; and

- The Proposal concerns the Company's provision of employee health benefits.

A. The Proposal attempts to control fundamental aspects of the Company's day-to-day business operations, including the quantity, quality, and pricing of the Company's products and services.

Under rule 14a-8(i)(7), a proposal is excludable if it "deals with a matter relating to the company's ordinary business operations." In 1998, when the Commission adopted amendments to rule 14a-8, the Commission explained the policy underlying rule 14a-8(i)(7) as follows -- "consistent with the policy of most state corporate laws," this rule "confine[s] the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[3] The Commission further indicated that two considerations determine whether a proposal may be excluded under rule 14a-8(i)(7) -- the degree to which a proposal seeks to "micromanage" the company and whether a proposal concerns tasks "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct

3 *See* Exchange Act Release No. 34-40018 (May 21, 1998) at 20.

shareholder oversight."[4] The Commission stated that such tasks include, among others, "decisions on production quality and quantity, and the retention of suppliers."[5]

Consistent with the Commission's statements, the Staff has consistently taken the position that the decisions regarding the provision of products and services to customers involves day-to-day business operations and, as such, proposals regarding those decisions may be excluded from a company's proxy materials in reliance on rule 14a-8(i)(7). The Staff has agreed that such proposals are excludable with regard to a broad range of products and services that spans from the provision of financial services (*see* Bank of America Corporation (Feb. 21, 2007) *and* Bank of America Corporation (Mar. 7, 2005)) to the nature of the movies to be offered by hotels (*see* Marriott International, Inc. (Feb. 13, 2004)). Similarly, the Staff has agreed that proposals are excludable where they seek to affect the safety or content of a company's products (*see* The Home Depot, Inc. (Jan. 25, 2008), Family Dollar Stores, Inc. (Nov. 6, 2007), *and* Walgreen Company (Oct. 13, 2006)).

For UnitedHealth, the provision of health insurance is fundamental to its day-to-day business operations.[6] All of the Company's business segments -- Health Care Services, OptumHealth, Prescription Solutions, and Ingenix -- provide health care-related products and services.[7] Health Care Services, the largest of these segments, provides health insurance plans to employers of all sizes, as well as individuals, nationwide.[8] As the Company reported in its most recent quarterly report on Form 10-Q, revenue derived from premiums, primarily from risk-based health insurance, constituted approximately ninety percent of UnitedHealth's revenue for the quarter ending September 30, 2007.[9] Indeed, in 2007, UnitedHealth was ranked number three on Fortune Magazine's list of the Most Admired Health Care Insurance and Managed Care Companies.[10]

Therefore, this Proposal goes to the very heart of the Company's business and concerns tasks so fundamental to management's ability to run the Company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. First, the Proposal provides that "Health care should be universal," dictating to whom the Company should

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4 *Id.* at 20-21.

5 *Id.* at 20.

6 *See* UnitedHealth's 2007 3rd Quarter Corporate Fact Sheet, which provides a brief overview of the Company's business operations, at http://www.unitedhealthgroup.com/assets/shared/fs3q07.pdf.

7 *See* UnitedHealth Group Incorporated, Form 10-Q for the quarter ended September 30, 2007 at 19.

8 *See id.* at 19.

9 *See id.* at 4, 27.

10 *See America's Most Admired Companies 2007*, Fortune Magazine, (Mar. 19, 2007) *available at* http://money.cnn.com/magazines/fortune/mostadmired/2007/industries/industry_26.html.

provide coverage. Next, the Proposal provides that "Health care should be continuous," thereby also prescribing the timeframe for coverage. The Proposal goes further still, delving into management's role in determining the appropriate price structure for the Company's products in stating that "Health care coverage should be affordable to individuals and families." Finally, the Proposal attempts to dictate Company strategy and the quality of care afforded by health care providers whose services are covered by the Company's insurance plans. In short, the Proposal constitutes an improper attempt to oversee the Company's day-to-day operations, dictating which customers to pursue, what products and services to provide, and the prices to be charged for those products and services.

In a recent letter to United Technologies Corporation (Jan. 31, 2008), the Staff expressed its view that it was unable to concur that a proposal and supporting statement identical to the Proponent's Proposal and Supporting Statement could be omitted from United Technologies' 2008 proxy materials in reliance on rule 14a-8(i)(7). In response to United Technologies' request for a no-action letter, the proponent of that proposal disagreed with that company's view that the proposal related to the company's provision of employee benefits or the involvement of the company in the political and legislative process and, as such, was of the view that the proposal did not relate to the company's ordinary business operations. Instead, the proponent indicated that the proposal asked the company "to focus externally on health care reform as a significant social policy issue affecting the [c]ompany and the public's health."[11]

The position expressed by the Staff in United Technologies does not affect the Company's belief that it may exclude the Proposal from its proxy materials in reliance on rule 14a-8(i)(7). In this regard, the Company notes that, as discussed below, there are no prior no-actions letters or public statements to support the conclusion that the Staff has determined health care reform to be a "significant social policy issue" for purposes of rule 14a-8(i)(7). Further, a proposal on health care reform presented to a health care provider is markedly different from an identical proposal presented to a company that provides high technology products and services to the building systems and aerospace industries (such as United Technologies). UnitedHealth is a provider of health care products and services (including health insurance), both to its customers and its employees, and, as such, any proposal requesting the Company to adopt principles on health care reform that relate to the manner in which health care coverage and insurance should be provided seeks to impact both the manner in which the Company provides its products and services to the public and the manner in which it provides health benefits to its employees.

To be sure, health care is an important issue both nationally and to the Company. As a health care provider, UnitedHealth is committed to bettering the health care system. The Company's mission is to help people live healthier lives. UnitedHealth "directs its resources into designing products, providing services and applying technologies that [i]mprove access to health and well-being services; [s]implify the health care experience; [p]romote quality; and [m]ake

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11 *See* United Technologies Corporation (Jan. 31, 2008) ("United Technologies") at page 8.

health care more affordable."[12] Moreover, the Company does not view the goals set forth in its mission and values statement merely as abstract principles that it has declared publicly, but considers them to be goals and guidelines that influence the products and services (including health benefits and insurance) that the Company provides on a day-to-day basis.

Notwithstanding the importance of high-quality, affordable health care to UnitedHealth and other health care providers, the Commission has not identified health care reform as a "significant social policy issue" (as that term has been defined, interpreted, and applied in the context of rule 14a-8), such that proposals regarding health care reform fall outside the rule 14a-8(i)(7) exclusion. In this regard, the Staff also has never opined that health care reform is a rule 14a-8(i)(7) "significant social policy issue," and has consistently found that proposals addressing health care reform were excludable under rule 14a-8(i)(7), as relating to ordinary business matters. For example, in its no-action letter to General Motors Corporation, the Staff concurred that a proposal requesting that the board prepare a report regarding rising health care costs was excludable under rule 14a-8(i)(7).[13] The Staff took the same position in its letter to Kohl's Corporation, where the Staff considered and rejected a proponent's extensive arguments for deeming health care a "significant social policy issue."[14] The proponent in Kohl's argued extensively that the existence of polls indicating that health care was the public's top policy concern, politicians' prioritization of health care, significant state and federal activity in the field, and rising health care costs all signaled that health care reform had become a "significant social policy issue," even if it had not been previously.[15] The Staff disagreed, consistent with its long-held position, and found the proposal to be excludable as relating to the company's ordinary business (*i.e.*, employee benefits).[16] Even more so than for those companies outside the health care industry, the Proposal here is aimed directly at the Company's ordinary business.

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[12] *See* http://www.unitedhealthgroup.com/about/val.htm.

[13] General Motors Corporation (Mar. 9, 2007); *see also e.g.*, International Business Machines Corporation (Jan. 21, 2002) (proposal requesting that the company lobby for the creation of a national health insurance system excludable under rule 14a-8(i)(7)).

[14] Kohl's Corporation (Jan. 8, 2007) ("Kohl's").

[15] *See also*, International Business Machines Corporation (Jan. 13, 2005) ("IBM 2005") where the Staff took the position that a proposal seeking a report on the competitive impact of rising health insurance costs and the steps or policies that the board has taken or is considering to reduce such costs could be omitted in reliance on rule 14a-8(i)(7) as relating to the ordinary business matter of employee benefits.

[16] *See* Kohl's; *see also, e.g.*, 3M Company (Feb. 20, 2007) ("3M Company") (similarly concurring that a proposal requesting such a report was excludable under rule 14a-8(i)(7), again rejecting proponent's position that health care reform should be deemed a "significant social policy issue" due to state and federal developments in the field, as well as press coverage noting that health care reform was "at the top of the national to-do list"). In what appears to be an alternate opinion as to the excludability of a proposal identical to that in Kohl's and 3M Company, the staff took the position in a letter to Ford Motor Company (March 1, 2007) that the company could not omit that proposal in reliance on rule 14a-8(i)(7). However, the request presented to the Staff in Ford was very different from the requests submitted by Kohl's and 3M Company. Specifically, in the requests from Kohl's and 3M Company, the companies expressed the view that they could omit the proposals because they related to the ordinary business matter of employee

The Proposal constitutes an attempt to usurp day-to-day decisions that require management's business judgment, and instead place them in the hands of shareholders who cannot have the tools and information necessary to make a carefully considered decision on the subject.[17] For example:

- On a day-to-day basis, the Company evaluates the criteria on which it can reasonably provide health care coverage to prospective customers. This analysis includes consideration of market conditions, industry conditions, and risk modeling. The Proposal attempts to replace this carefully studied approach with a sweeping mandate that "coverage should be universal."

- On a day-to-day basis, the Company assesses the potential risks associated with providing coverage to individuals and groups at various time periods and bases its decisions regarding the length of coverage upon that analysis. The Proposal attempts to sweep aside management's analysis here, too, and instead provides that "coverage should be continuous."

- Like all businesses, the Company carefully studies the appropriate pricing for its products and services. While remaining focused on its mission to provide coverage that individuals and groups can afford, management also considers market forces, health care costs, government regulations, and business segment expenses in setting the prices for the Company's products and services, including health insurance -- the Proposal would

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benefits. Conversely, in the Ford request, the company expressed the view that it could omit the proposal because it related to the ordinary business matter of assessing risks. As the Staff stated in Staff Legal Bulletin No. 14, "The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company." *See* Staff Legal Bulletin No. 14, Question 5 (July 13, 2001). As such, the Staff's position in its response to Ford indicates only that the Staff did not concur with the view expressed by the company in its request; it should not be read as a broader statement regarding the Staff's position regarding the ability of a company to exclude the same or a similar proposal in reliance on a basis that was not expressed in the letter to the Staff from Ford.

17 In Bank of America Corporation (Feb. 21, 2007), the Staff took the position that the company could exclude a proposal that sought a report regarding "the policies that are in place to safeguard against the provision any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance." In its no-action request to the Staff, Bank of America expressed the view that the proposal relates to its "core products and services" and, therefore, could be excluded from its proxy materials in reliance on rule 14a-8(i)(7). In taking that view, the company stated the following: "In short, the Corporation's day-to-day business is the provision of financial services to its clients. The Proposal relates to the Corporation's ordinary business operations because it relates directly to the financial products and services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the provision of financial services by the Corporation to its customers." In the instant situation, the Proponent's Proposal also goes to the Company's core products and services and, as in Bank of America Corporation, seeks to permit stockholders to govern the day-to-day business of managing the provision of health care products and services to the Company's customers.

replace that analysis by mandating that "[h]ealth care coverage should be affordable to individuals and families."

Coupling the request for affordability with the Proposal's request for health care coverage to be "continuous" and "universal," the adoption of the principles in the Proposal would call for the Company to provide all Americans with affordable health care coverage regardless of the market conditions or economic realities of providing such a product on such a large scale or of antitrust regulations that would preclude UnitedHealth from being the universal provider of health care in the United States.

The Commission has stated that tasks considered ordinary business under rule 14a-8(i)(7) include "decisions on production quality and quantity, and the retention of suppliers."[18] Because UnitedHealth is a health care provider, the Proposal falls squarely within that description and goes even further, attempting to control these fundamental aspects of the Company's products and services. The Proposal would determine the quantity of policies written, since coverage would be universal and continuous; the quality of coverage provided, since the Proposal mandates its own criteria for insurance providers; and, the pricing of the policies written, since the Proposal requires that coverage be affordable to individuals and families. Because the Proposal relates to so many day-to-day decisions at the heart of the company's ordinary business operations, it is appropriate for the Company to exclude the proposal in reliance on rule 14a-8(i)(7).

In the Staff's recent letter to United Technologies, the proponent argued that an identical proposal to the Proposal "merely requests the board to adopt principles for health [c]are reform... [and] contains no request for other action" -- leaving it "entirely up to the company's board of directors and management to take any actions they may deem necessary on health care reform or, for that matter, any other matter relating to its internal operations with respect to health care benefits."[19] However, adoption of "principles for health care reform" by a major health care provider, such as UnitedHealth, would be much more than a mere policy statement that requires no further action or has no impact on the Company's day-to-day operations; such a statement would go to the very core of the products and services UnitedHealth provides, those to whom UnitedHealth provides those products and services, and the manner in which UnitedHealth balances the quality of those products and services with the affordability of those products and services. As such, we believe it is appropriate to exclude the Proposal and Supporting Statement from the Company's 2008 proxy materials in reliance on rule 14a-8(i)(7) as relating to ordinary business matters.

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18 *See* Exchange Act Release No. 34-40018 at 20.

19 *See* United Technologies at page 12.

B. <u>The Proposal seeks to involve the Company in the political or legislative process relating to a fundamental aspect of its ordinary business operations.</u>

A proposal seeking to involve a company in the political or legislative process related to an aspect of its operations may be excluded in reliance on rule 14a-8(i)(7), because it deals with a matter relating to the company's ordinary business operations. In its 2002 no-action letter to <u>IBM Corporation</u>, the Staff concurred that a health care reform proposal, similar to the Proposal, was excludable under rule 14a-8(i)(7) because "it appear[ed] directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."[20] In <u>IBM 2002</u>, the proponent requested that the company support the establishment of a national health insurance system. The company responded, in its no-action request, that it already considered such legislation in the course of its ordinary day-to-day business. The company also indicated that a dedicated internal group addressed the company's positions on public policy issues, considering whether such positions were consistent with existing company policies and practices as well as the potential impact of such positions. In connection with that work, the company stated that its internal group drew regularly upon the expertise of internal business units, legal counsel, outside consultants, and industry groups. The company indicated that it engaged in such work because "[s]upporting or opposing legislation that affects a corporation's ordinary business operations is, in itself, ordinary business."[21]

Indeed, as outlined in the <u>IBM 2002</u> no-action request, the Staff has consistently concurred that proposals related to health care reform were excludable because they related to ordinary business matter of determining the company's involvement in the political or legislative process relating to an aspect of a company's ordinary business operations.[22] Further, in 1992, in response to a proponent's challenge of a Staff no-action letter expressing the opinion that a proposal requesting a report comparing various health care issues and evaluating the government policies affecting such issues could be excluded in reliance on rule 14a-8(i)(7),[23] the Staff's position was upheld in District Court, with the Court holding that the proposal at issue could properly be excluded because such a proposal "is not limited to corporate policy, but seeks to cause the corporation to form national policy."[24] The District Court noted that "there is no precedent to support such a proposal."[25] With regard to another challenge to a similar proposal on health care reform, Judge Pollack, concurring in a Second Circuit decision, observed that a

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20 <u>International Business Machines Corporation</u> (Jan. 21, 2002) ("<u>IBM 2002</u>").

21 *Id.*

22 *See, e.g.,* <u>Chrysler Corporation</u> (Feb. 10, 1992) (proposal calling for the company to "actively support and lobby for universal health coverage" excludable under rule 14a-8(i)(7)).

23 *See* <u>Brunswick Corporation</u> (Feb. 10, 1992).

24 *New York City Employees' Pub. Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 147 (S.D.N.Y. 1992).

25 *Id.*

"long line of SEC no-action letters stat[es] that health care reform proposals...may be excluded under Rule 14a-8[(i)](7)."[26]

The District Court's observation remains true -- there still is no precedent to support the inclusion of a proposal seeking to involve a company in the political or legislative process related to an aspect of its operations. For example, in fact, the Staff's positions in this regard clearly support the exclusion of such proposals. In its 2006 no-action letter to General Motors Corporation, the Staff concurred that the company could exclude under rule 14a-8(i)(7) a proposal requesting that the company petition the federal government for improved fuel economy standards for light duty trucks and cars.[27] The proponent in that matter indicated an intention to thereby decrease American dependence on Saudi Arabian oil, and indicated that this change was necessary because, according to the proponent, Saudi Arabia was using its oil revenues to sponsor terrorism and anti-American activities. The company, in response, took the view that the proposal was excludable because it dictated a lobbying position to the company with respect to an aspect of its operations -- the fuel efficiency of the cars and trucks the company produced. The company explained that "working with industry groups to set policy...is part of the routine, mundane operations of a business such as General Motors," and that determining the appropriate policy with respect to fuel economy standards "is the responsibility of business, technical, and public policy groups within General Motors who study a number of factors, including the feasibility of various technical developments, the likely sales mix of vehicles to be sold by the Corporation, and political developments on the local, state, national, and international level."[28] The Staff concurred that the proposal could be excluded, noting that the proposal "appear[ed] directed at involving General Motors in the political or legislative process relating to an aspect of General Motors' operations."[29]

As in IBM 2002 and General Motors 2006, the Proposal here seeks to involve the Company in lobbying efforts relating to an aspect of its operations. The Proposal requests that the Company adopt principles for "health care reform" that aim to effect change in federal health care policy -- the Proposal and Supporting Statement indicate that the proposed five principles are based upon Insuring America's Health: Principles and Recommendations (2004), a report "urg[ing] the president and Congress to act immediately by establishing a firm and explicit plan to reach this goal."[30] The report further "calls on the federal government to take action to achieve universal health insurance and to establish an explicit schedule to reach this goal by

26 *New York City Employees' Pub. Ret. Sys. v. Dole Food Co.*, 969 F.2d 1430, 1435 (2d Cir. 1992) (Pollack, J., concurring).

27 General Motors Corporation (Apr. 7, 2006) ("General Motors 2006").

28 *Id.*

29 *Id.*

30 Institute of Medicine of the National Academies, http://www.iom.edu/?id=17846 (describing Insuring America's Health: Principles and Recommendations).

2010."[31] Also highlighting the political nature of the Proposal, the Supporting Statement emphasizes health care reform's role as a "central issue" in the 2008 presidential campaign. Just like the companies in IBM 2002 and General Motors 2006, UnitedHealth devotes substantial resources to determining which policy positions will best serve the Company and its shareholders as to the important subject of health care reform, drawing upon the expertise of its business units and internal legal department. In developing its positions in this regard, the Company continues to rely upon the expertise of its management and other employees regarding the effects any proposed changes would have on the Company, the health care industry, the cost of health care, and the extensive rules and regulations that govern the current health care system in the United States.

Further, the Proposal here constitutes an even clearer case for exclusion under rule 14a-8(i)(7) than in IBM 2002 and General Motors 2006. Unlike in IBM 2002, where the Staff concurred that lobbying regarding health care was part of the ordinary business of IBM, the proposal here is aimed at one of the Company's core businesses -- health insurance constitutes approximately ninety percent of the Company's revenues.[32] Further, unlike in General Motors 2006, where the proponent requested lobbying with respect to a single aspect of the regulations governing the GM's business (fuel emissions), the Proposal here requests that the Company interject itself in a national debate regarding health care reform in a specific manner that would call for a complete overhaul of its industry, as the principles in the Proposal aim to create a government mandate regarding how, when, and to whom coverage is provided, where no government mandate previously existed. Indeed, statements on health care reform, such as those requested by the Proposal, when made by a major health care provider, would have a significant impact on a national debate regarding health care reform and, therefore, necessarily would involve the Company in that debate. Thus, the Proposal here constitutes a far greater intrusion into the day-to-day ordinary business of the Company than the situations in which the Staff has taken the view that similar proposals could be excluded under rule 14a-8(i)(7).[33] As such, it is appropriate to exclude the Proposal from the Company's proxy materials in reliance on rule 14a-8(i)(7), as seeking to involve UnitedHealth in the political or legislative process relating to a fundamental aspect of the Company's operations.

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31 Institute of Medicine of the National Academies, Report Brief, Insuring America's Health: Principles and Recommendations, at 7 (Jan. 2004), *available at* http://www.iom.edu/Object.File/Master/17/732/Uninsured6-EnglishFINAL.pdf.

32 *See* UnitedHealth Group Incorporated, Form 10-Q at 4, 27 (Sept. 30, 2007).

33 For the reasons expressed in this request, the Company believes that a proposal seeking for a company not in the business of providing health care to adopt a public policy position on universal health care reform stands in stark contrast to a proposal asking the same of a health care provider. As such, even though the Staff expressed the opinion in United Technologies that an identical proposal to the Proposal could not be omitted under rule 14a-8(i)(7) as seeking to involve a company in the political or legislative process related to an aspect of its ordinary business operations, we believe that such a basis may be relied upon by a health care provider, such as the Company, that is being asked to publicly aver its support of principles regarding to whom, when and in what manner the products and services it provides should be made available to the American public.

C. The Proposal concerns the Company's provision of employee benefits.

As with proposals that would involve a company in the political or legislative process relating to its operations, the Staff has long recognized that proposals relating to employee health care benefits may be omitted in reliance on rule 14a-8(i)(7), because they deal with matters relating to the company's ordinary business operations. Recently, the Staff took the position that CVS Caremark could omit an almost identical proposal to the Proposal from its proxy materials in reliance on rule 14a-8(i)(7), as relating to employee benefits.[34] In its request for a no-action position from the Staff, CVS Caremark expressed its view that the proposal requested that the company adopt universal health care principles imposing standards on health care coverage and health insurance which would impact how the company determines employee health care benefits issues.[35]

Also, in Kohl's the Staff concurred when the company sought to exclude a proposal requesting a report regarding rising health care costs and the registrant's response to those costs, noting that the proposal was excludable as relating to employee benefits. Subsequently, in 3M Company the Staff again concurred that a similar proposal was excludable under rule 14a-8(i)(7), as relating to employee benefits.[36] These decisions from 2007 were consistent with the Staff's long history of permitting the exclusion of shareholder proposals concerning employee benefits.[37]

The Proposal here, just like those in CVS Caremark, 3M Company, and Kohl's, relates to the Company's provision of employee benefits, including the costs of those employee benefits to the Company. In this regard, the Supporting Statement:

- indicates that the principles to be adopted also would be applied to the Company's provision of health insurance to its own employees; and

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34 *See* CVS Caremark Corporation (Jan. 31, 2008) ("CVS Caremark") (omitting a proposal urging the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal, and to report annually on how it is implementing such principles).

35 *See Id.* at page 2.

36 *See also* General Motors Corporation, (Mar. 9, 2007) ("General Motors 2007") (noting that proposal requesting report regarding rising costs of health care and registrant's response excludable under rule 14a-8(i)(7) as relating to employee benefits); Target Corporation (Feb. 27, 2007) ("Target") (same).

37 *See, e.g.,* General Motors Corporation (Mar. 24, 2005) (proposal requesting that the board establish a committee to address "the health care problem" excludable under rule 14a-8(i)(7) as relating to employee benefits); International Business Machine Corporation (Jan. 13, 2005) (proposal seeking a public disclosure of certain health care expenses and a report on how the company would reduce those expenses omitted under rule 14a-8(i)(7)); *and* PepsiCo, Inc. (Mar. 7, 1991) (permitting exclusion of a proposal as relating to ordinary business, highlighting the registrant's argument that "decisions relating to the evaluation of employee health and welfare plans are matters involving the Company's ordinary business operations").

- focuses on the health care costs savings to employers, including UnitedHealth, if the principles in the Proposal were implemented, specifically noting that implementing the principles "would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation."

Of course, the goals reflected in the principles are admirable, and the Company strives to provide its employees the best possible coverage at an affordable price. Determining what constitutes the optimal coverage, however, requires an analysis of myriad variables that must be taken into account in the complex field of employee benefits. For example, an assessment of the increased costs or increased savings of an employee benefit package requires a detailed analysis of the Company's current and anticipated financial condition and structure, as well as the current and anticipated costs of the benefits to be provided. Further, beyond the necessary assessment of potential costs or savings, assessing the optimal benefits packages requires an understanding of the Company's business operations, the health care industry, the nature of the total compensation packages available to Company employees, and extensive regulation by numerous government agencies (including regulation by the Department of Labor, the Internal Revenue Service, the Occupational Health and Safety Administration, the Pension Benefit Guaranty Corporation, and the Equal Employment Opportunity Commission). The Company's legal counsel and human capital department engage in extensive analyses on a day-to-day basis to ensure that the Company's employee benefits policies adequately anticipate future costs, are appropriate for the Company's workforce, and comply with the vast array of rules and regulations governing the field.

In short, the complex factors that must be taken into consideration in making determinations regarding the provision of employee benefits make it impracticable for shareholders to decide how to address such issues at an annual shareholders meeting. Moreover, any public statements on the universal and continuous provision of affordable, sustainable and high-quality health care would necessarily apply to the Company's employee health benefits, since it is the Company -- not a third party -- that is the provider of those products and services to its employees. Simply put, UnitedHealth would necessarily have to implement the principles with regard to its employee benefits program if it were to publicly "adopt" them because, as its employees' health care provider, it is responsible for the scope, availability, and pricing of the health plan products and services provided to its employees. Unlike in United Technologies, a policy statement on universal health care would be much more than a mere indication of the Company's commitment to health care coverage; instead, it would be a commitment to alter the very products and services that it provides on a day-to-day basis (both to its customers and its employees). Further, the adoption of the principles in the Proposal would not necessarily impact the type or scope of benefits provided to employees of a company that, unlike UnitedHealth, was not a provider of health care products and services. The provision of employee benefits is precisely the kind of "ordinary business" matter UnitedHealth's management and the Board must resolve. Accordingly, consistent with the Staff's long-held position, recently expressed in CVS Caremark, 3M Company, Kohl's, General Motors 2007, and Target, it is appropriate to exclude the Proposal from the Company's proxy materials in reliance on rule 14a-8(i)(7).

III. Conclusion

Based on the foregoing, on behalf of the Company, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the Company's proxy materials for the 2008 Annual Meeting in reliance on rule 14a-8(i)(7).

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned or Julia Berman at O'Melveny & Myers LLP, at 202-383-5018.

Sincerely,

Robert T Plesnarski /jb

Robert Plesnarski
of O'MELVENY & MYERS LLP

Enclosure

cc: Susan White
Director, Oneida Trust Department

Julia Berman
O'Melveny & Myers LLP

Exhibit A

December 26, 2007

By Overnight Mail

Ms. Dannette L. Smith, Deputy General Counsel
and Assistant Secretary
UnitedHealth Group Incorporated
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343

Dear Ms. Smith:

On behalf of the Oneida Tribe of Indians Trust Fund, I write to give notice that pursuant to the 2007 proxy statement of UnitedHealth Group Incorporated (the "Company"), the Oneida Tribe of Indians Trust Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Oneida Tribe of Indians Trust Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Oneida Tribe of Indians Trust Fund is the beneficial owner of 800 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Oneida Tribe of Indians Trust Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Oneida Tribe of Indians Trust Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Susan White, Director
Oneida Trust Department

Shareholder Proposal

RESOLVED: Shareholders of UnitedHealth Group Incorporated (the "Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. In our opinion, health care reform also is a central issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007)

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

We believe that the 47 million Americans without health insurance results in higher costs to our Company, as well as all other U.S. companies that provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduce shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale.

O'MELVENY & MYERS LLP

1625 Eye Street, NW
Washington, D.C. 20006-4001
TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414

RECEIVED
2008 FEB 14 PM 6:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FAX TRANSMITTAL

DATE & TIME:		TOTAL NUMBER OF PAGES:
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Julia A. Berman	(202) 383-5414	(202) 220-5018

MESSAGE

On February 10, 2008, we submitted a request for a no-action letter on behalf of our client, UnitedHealth Group Inc. However, our letter did not contain the contact information for the proponent, the Oneida Tribe of Indians Trust Fund. Based upon the attached copies of the envelope in which the Company received the submission and a fax cover sheet, we wish to provide you with the following contact information (confirmed as correct with the proponent):

Susan White, Director	(920) 490-3935 (phone)
Oneida Trust Department	(920) 490-3939 (fax)
Oneida Tribe	swhite@oneidanation.org
P.O. Box 365	
Green Bay, WI 54155	

As we are now able to provide the Staff with a fax number for the proponent, please fax your response to our request for a no-action letter to the proponent at 920-490-3939 and O'Melveny & Myers LLP at 202-383-5414.

IF YOU DID NOT RECEIVE ALL PAGES, PLEASE CALL OUR FAX DEPARTMENT AT (202) 383-5221.

FILE NO.:	882,444-002	**RETURN ORIGINAL TO:**	
USER NO.:	16343	**EXTENSION:**	
RESPONSIBLE ATTY NAME:	Julia A. Berman	**LOCATION:**	
SPECIAL INSTRUCTIONS:			

hp LaserJet 9040mfp series

Fax Call Report 1

UnitedHealth Group
952-936-1745
Jan-23-2008 06:16 PM

Job	Date/Time	Type	Identification	Duration	Pages	Result
2008	Jan-23-2008 06:15 PM	Receive	1 920 490 3939	0:42	2	Success

01/23/2008 18:18 1-920-490-3939 ONEIDA TRUST DEPT. PAGE 01/02

ONEIDA TRIBE OF INDIANS OF WISCONSIN

Faxed 1/23/08 1:18pm cst
[illegible]

ONEIDA TRUST DEPARTMENT

P.O. Box 565 · Oneida, WI 54155
Phone: (920) 490-3935 Fax: (920) 490-3939

Facsimile Transmission

To: Dennette Smith From: Susan White

Dept: ____________ Title: ____________

Phone: ____________ Date: Jan. 23, 2008

Fax # 952-936-1745 # of pgs (including cover): 2

The original ___ will not ✓ be mailed.

Re: BoNY letter - record Holder for Oneida.

This facsimile transmission contains confidential and privileged information and is for the sole use of the above intended recipient. Use, distribution, copying of this facsimile by anyone other than the intended recipient is strictly prohibited. If you are in receipt of this transmission in error, please notify us immediately so that we may make arrangements to collect this facsimile transmission from you. Thank you.

Fax: [illegible]

FROM:
COLLEEN COWLING
(920) 494-4006 1918
ONEIDA TRIBE
2701 W. MASON STREET
GREEN BAY WI 54303

1 LBS 1 OF 1

FOR UPS SHIPPING ONLY

MN 559 9-37

SHIP TO:
MS DANNETTE L SMITH DEPUTY GENERAL
(952) 936-1300
UNITEDHEALTH GROUP INCORPORATED
9900 BREN ROAD EAST
MINNETONKA MN 55343

UPS NEXT DAY AIR 1
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REF 1:TRUST
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EXTREMELY URGENT

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LING: P/P

ONEIDA TRUST DEPARTMENT

P.O. BOX 365 • ONEIDA, WI 54155
PHONE: (920) 490-3935 FAX: (920) 490-3939

March 7, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **UnitedHealth Group Incorporated's Request to Exclude Proposal Submitted by the Oneida Tribe of Indians Trust Fund**

Dear Sir/Madam:

This letter is submitted in response to a letter to the Commission from the UnitedHealth Group Incorporated ("UnitedHealth" or the "Company"), dated February 10, 2008, claiming that the Company may exclude the shareholder proposal ("Proposal") of the Oneida Tribe of Indians Trust Fund (the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder proposal to UnitedHealth urges:

the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

UnitedHealth argues that the Proposal is excludable "because it deals with matters relating to the Company's ordinary business operations." [Rule 14a-8(i)(7)]

The Proposal, in fact, is a clearly stated request to UnitedHealth's Board of Directors to adopt principles on the significant social policy issue of health care reform. Citing past staff decisions, however, and mischaracterizing the Proposal as one seeking to direct the conduct of UnitedHealth's business operations, the Company seeks to exclude this Proposal. Yet major companies, including Aetna, McDonald's, IBM, Bristol-Meyers Squibb and General Electric, which each received the same shareholder proposal for 2008, recently adopted principles for health care reform.[1]

As outlined in detail below, the decisions of the Staff do not support UnitedHealth's argument. A careful reading of the Proposal demonstrates that its terms are clear and that it would in no way interfere with UnitedHealth business operations. Instead, it merely urges the Board of Directors to adopt UnitedHealth's own principles on a significant social policy issue, just as other proposals have done on another significant public issue: labor and human rights. In sum, the Proposal carefully focuses on a significant social policy issue and it belongs on the UnitedHealth proxy for 2008.

II. The Proposal is not excludable under Rule 14a-8(i)(7), as an ordinary business matter, because it focuses on a significant social policy issue that transcends the day-to-day business matters of the Company.

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be excludable, because the proposals would transcend day-to-day business matters...." The Proposal before UnitedHealth is just such a proposal. It urges the Board of Directors to adopt principles for health care reform based upon principles reported by the nation's leading authority on health care issues, the Institute of Medicine. The Proposal does not ask the Company to provide any information or reports on its internal operations. Instead, it asks the Company to focus externally on health care reform as a significant social policy issue affecting the Company and the public's health.

---

[1] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html; [1] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached). GE: Letter from David N. Stewart, Senior Counsel, Investigations/Regulatory, General electric to Sister Barbara Kraemer, President School Sisters of St. Francis of St. Joseph's Convent, January 25, 2008; "To Your Health! Aetna's Proposal for Health Care System Transformation," http://www.aetna.com/about/america/ToYourHealth-V2.pdf (accessed March 3, 2008)

Health care reform is, in fact, the most important domestic issue in America. Public opinion polls by *The Wall Street Journal*/NBC News, the Kaiser Foundation, the Associated Press,[2] the Commonwealth Fund[3] and *The New York Times* all document its significance. The November 2007 *Wall Street Journal*/NBC News poll, for example, reported 52% of Americans "say the economy and health care are most important to them in choosing a president, compared with 34% who cite terrorism and social and moral issues.... That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[4]

Many businesses now cite health care costs as their biggest economic challenge. John Castellani, president of the Business Roundtable, of which UnitedHealth is a member, has called health care reform a top priority for business and Congressional action.[5] In September, the CEOs of Kelly Services and Pitney Bowes, Inc, together with GE's Global Health Director, called on Congress to enact health care reform.[6] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[7] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[8] In addition, Wal-Mart has joined with SEIU, calling on Congress to enact health care reform.[9]

---

[2] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points

[3] Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

[4] *The Wall Street Journal*, December 4, 2007, p A1.

[5] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.

[6] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO, Pitney Bowes, Inc. and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.

[7] "National Health Care Reform: the Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf. (Accessed December 4, 2007).

[8] *The Wall Street Journal*, November 13, 2007, p. B4.

[9] *The New York Times*, February 7, 2007.

Underscoring the significance of health care reform as a major social policy issue in 2007, the American Cancer Society has taken the unprecedented step of redirecting its entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[10]

B. The Proposal focuses on principles for health care reform as a significant social policy issue, not as a matter of day-to-day business operations or internal risk assessment.

The Proposal urges the Company to adopt a statement of principles for health care reform. It does not, however, deal with day-to day business operations, nor does it require any assessment of internal matters of risk affecting the Company. The Proposal, in fact, is more akin to proposals that have called upon companies to adopt a code of conduct dealing with human rights. Such codes are statements of principles that guide a company in dealing with the significant social policy issue of human rights. The Staff has decided that such proposals are not excludable as matters relating to ordinary business operations under Rule 14a-8(i)(7). In both *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004), companies cited "ordinary business operations," to exclude proposals calling for the adoption of a company code of conduct. The Staff denied each company's request.

UnitedHealth misconstrues and narrowly characterizes the Proposal here as one dealing with its day –to-day business operations, the legislative process and its employee benefits. But the plain language of the Proposal and the Supporting Statement describe "health care reform" in the context of a significant social policy affecting the Company and the nation. The Proposal describes "universal" coverage of all Americans.

Just as the human rights proposals in *McDonald's Corporation* and *Costco Wholesale Corporation* involved companies in the U.S. and the global economy and the significant social policy issue of human rights, the Proposal here focuses on the Company in the U.S. and the global economy and health care as a significant social policy issue.

1. The Proposal focuses the Company outwardly on a significant social policy issue, not inwardly on its day-to-day business operations.

UnitedHealth would have the Commission believe that the Proposal attempts to direct its internal business operations when it is clear that it does nothing of the kind. There is nothing in the Proposal about the Company's products and services to customers. The Company, in fact, presents no evidence to support its argument other than to state the obvious: it is in the health insurance business. That fact does not transform the significant social issue of health care reform into a matter or ordinary business. Indeed,

[10] *The New York Times*, August 31, 2007.

Aetna, which received the same Proposal as UnitedHealth, adopted principles for health care reform and Aetna is also in the health insurance business. In essence, the Company's argument is that since it is in the health insurance business, the Proposal is excludable. Such an argument would mean that any company receiving a shareholder proposal on significant social issue could exclude the proposal if its business related to that significant social issue.

UnitedHealth describes its "day-to-day" business practices of evaluating "criteria on which it can reasonably provide health care coverage to prospective customers" and then falsely states that, "The Proposal attempts to replace this carefully studied approach with a sweeping mandate that 'coverage should be universal.'" Similarly, the Company argues that the Proposal would "sweep aside" management's assessment of insuring "individuals and groups at various time periods" with the Proposal's reference to the Institute of Medicine's principle that "coverage should be continuous."

Finally, the Company, mistakenly claims that the Proposal would "replace" Unitedhealth's "appropriate pricing for its products and services... by mandating the '[h]ealth care coverage should be affordable to individuals and families.'" The Proposal is not directed at UnitedHealth's ordinary business or evaluating customer risks and pricing. On the contrary, the Proposal is directed outwardly at health care reform and the public's health in the United States of America. Just as the proposal in *McDonald's* requested that the Board adopt human rights and labor standards, while in no way interfering in McDonald's global employment pricing and training practices, so the Proposal focuses on an external set of principles for the significant social issue of health care reform.

A review of the cases cited by the Company in support of its argument to exclude the Proposal reveals little or nothing in support of UnitedHealth's argument:

The Company cites *Bank of America,* 2007 SEC No-Act. LEXIS 208 (February 21, 2007), which involved a proposal that requested "the board prepare a report about the policies that are in place to safeguard against the provision of any financial services for any corporate or individual clients that enables capital flight and results in tax avoidance." The Proposal before the Company requests no report, nor does it ask for information about any aspect of the Company's business operations. It merely requests that the Board of Directors adopt principles for health care reform based upon the principles set forth by the Institute of Medicine.

The Company also cites *Bank of America,* 2005 SEC No-Act. LEXIS 340 (March 7, 2005), which also involved a proposal unlike the Proposal before UnitedHealth. In this *Bank of America* decision, a proposal calling for a "board report to shareholders on Bank of America's policies and procedures for ensuring that all personal and private information pertaining to all Bank of America customers will remain confidential in all business operations "outsourced" to offshore locations," was excluded as a matter of ordinary business. The Proposal before UnitedHealth requests nothing more than a statement of principles on the significant social issue of health care reform. It is not, like the *Bank of America* proposal, an effort to gain a report on the ordinary business operations of the company.

UnitedHealth also cites *Marriott International,* 2004 SEC No-Act. LEXIS 315 (February 13, 2004), which involved a proposal requesting "that the company issue and enforce a corporate policy against any of its hotels or resorts which it owns or manages from selling or offering to sell any sexually explicit materials through pay-per-view or in its gift shop. The proposal also requests that the company cancel any contracts with vendors to provide such material." Clearly the proposal in *Marriott International* reached into the company's ordinary business operations, even its contracts. The Proposal before UnitedHealth does no such thing. It merely asks for a statement of principles on a significant social issue. It is entirely up to the Board of Directors and the management of UnitedHealth to determine what the Company might do beyond adopting a statement of principles on health care reform.

The Home Depot, 2008 SEC No-Act. LEXIS 62 (January 25, 2008), cited by UnitedHealth, involved a proposal requesting that "the board publish a report on the company's policies on product safety that includes information specified in the proposal." Unlike the Proposal before UnitedHealth, the proposal in *Home Depot* dealt with a report on the internal ordinary business matters of the company. The Proposal before United Health focuses externally on the significant social issue of health care reform.

Family Dollar Stores, 2007 SEC No-Act. LEXIS 630 (November 6, 2007) was a proposal requesting "that the board publish a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances and hazardous components in its marketed products." The Company's reliance upon *Family Dollar Stores* is misplaced because the report requested there would have required the Company to describe is internal ordinary business matters. There is no such Proposal before UnitedHealth.

Walgreen Company 2006 SEC No-Act. LEXIS 638 (October 13, 2006), also cited by UnitedHealth, was a proposal requesting "that the board publish a report characterizing the extent to which the company's private label cosmetics and personal care products lines contain carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system and describing options for using safer alternatives." *Walgreen Company* is also inapposite because, unlike the Proposal before UnitedHealth, it requested a report on the ordinary business operations of the company. The Proposal before UnitedHealth makes no such request.

2. While proposals calling for reports on health care have generally been excluded as matters involving an analysis of internal risk, Proponent's Proposal calls for an entirely different measure: the adoption of principles for health care reform—on a matter of significant social policy.

The Company cites *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), in support of its request to exclude the Proposal. IBM, in fact, received a nearly identical proposal for inclusion in its 2008 proxy. Unlike UnitedHealth, however, IBM chose not to file a No-Action Letter with the Commission. Instead, IBM began a dialogue with proponents. IBM and the proponents reached an agreement on the text of a letter that IBM sent to the proponents (Attachment "A"), describing its principles for health care reform.[11] Aetna and Bristol-Meyers Squibb ("Bristol-Meyers") received a nearly identical proposals to Proponent's, calling for the adoption of principles for health care reform. After a dialogue with proponents of the resolution, Bristol-Meyers withdrew its request to the Commission for a No-Action Letter to exclude the Proposal, citing Rule 14a-8(i)(7).[12] Bristol-Meyers has now posted its statement of principles for health care reform on its website.[13] Aetna's statement of principles for health care reform appears on the company's website and proponents withdrew their proposal. [14]General Electric, which also received this same proposal, adopted and endorsed the Institute of Medicine's Principles.[15]

In *Ford Motor Company,* 2007 SEC No-Act. LEXIS 296 (March 1, 2007), the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce" could not be excluded as ordinary business under Rule 14a-8(i)(7). The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

United Technologies Corporation, 2008 SEC No-Act. LEXIS 123 (January 31, 2008, like the Proposal before UnitedHealth, also involved a proposal urging the Board of Directors to adopt principles on the significant social policy issue of health care reform. The Commission rejected the company's argument that the proposal could be excluded on ordinary business grounds. . *The Boeing Company,* 2008 SEC No-Act. LEXIS 139 (February 5, 2008) and *Xcel Energy,* 2008 SEC No-Act. LEXIS 178 (February 15, 2008) both involved identical proposals on health care reform and the Commission rejected each company's arguments that the proposal involved a matter of ordinary business.

---

[11] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM, to Daniel F. Pedrotty, Director, Office of Investment, AFL-CIO, December 12, 2007.

[12] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, US Securities and Exchange Commission, to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers also cited Rule 14a-8(i)(3) and Rule 14a-8(i)(10).

[13] Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html (Accessed January 18, 2008).

[14] Op. cit.

[15] GE: Letter from David N. Stewart, Senior Counsel, Investigations/Regulatory, General electric to Sister Barbara Kraemer, President School Sisters of St. Francis of St. Joseph's Convent, January 25, 2008.

Wendy's International, 2008 SEC No-Act. ____ (February 13, 2008) also involved the identical Proposal before UnitedHealth and the Commission denied the company's request to exclude it on the grounds of ordinary business.

UnitedHealth attempts to distinguish itself from these companies, citing the nature of its health insurance business as the basis to exclude the Proposal. If the Proposal requested something other than a mere statement of principles on the significant social issue of health care reform, the Company might have a legitimate point. But the Proposal before the Company requests no report on the Company's ordinary business, nor does it in any way affect its ordinary business. Contrary to the Company's assertions, it only requests a statement of principles, not a set of operating requirements for the Company's ordinary business.

III. The Proposal urges the Board to adopt principles on a significant social policy issue, not to engage the Company in the political and legislative process.

The Company would have the Commission believe that the Proposal requires UnitedHealth to engage in "the political or legislative process" on "a matter of ordinary business." The Company is wrong on both counts. First, as Proponent has demonstrated above, the Proposal urges the Board of Directors to adopt principles on a significant social policy issue, health care reform.[16] The evidence continues to mount that health care reform is a significant social policy issue.[17] Indeed, Bristol-Meyers Squibb, which initially sought the Commission's approval to exclude a nearly identical proposal on ordinary business grounds, has withdrawn its request and has adopted principles for health care reform. IBM, which has successfully opposed proposals calling for reports on health care costs and lobbying by the company, began a dialogue with Proponent that resulted in a statement of principles for health care reform. Aetna, which is in the health insurance business like UnitedHealth, has also adopted principles for health care reform.

Second, the Proposal in no way urges the Company to involve itself in the political or legislative process. Instead, it merely urges the Board of Directors to adopt principles on this significant social policy issue, just as IBM and Bristol-Meyers Squibb have now done. The Company, however, citing *Chrysler Corporation,* 1992 SEC No-

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[16] The Company also asserts that the Institute of Medicine's Principles for Health Care Reform are "political in nature." The Institute of Medicine is a world renowned scientific and policy organization, established by the U.S. Congress. See http://www.iom.edu/CMS/AboutIOM.aspx (accessed March 3, 2008) whose reports and recommendations are of significant interest to policy makers. That fact in no way renders the Institute of Medicine a political organization, not does it render the IOM Principles for Health Care Reform a political document.

[17] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points. Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

Act. LEXIS 143 (February 10, 1992) mischaracterizes the Proposal as one calling for the Company to participate in the legislative or political process. But in *Chrysler*, the proposal specifically called for lobbying.[18] Proponent makes no such request.

The Company also cites *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), in which the proposal called upon IBM to report on:

> the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees and if found to be substantially less, join with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits.

The Proposal makes no request for a report or data regarding UnitedHealth's health benefits operations, nor does it call upon the Company to join with any other company or organization to support a "national health insurance system." Instead, like other significant social policy proposals on human rights, it calls upon the Company to adopt principles on a significant social policy issue. *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007); *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004).

Dole Food Company, 1992 SEC No-Act. LEXIS 154 (February 10, 1992), involved a proposal seeking to involve the company in the legislative process. While the Commission's decision to permit the company to exclude the proposal was reversed by the U.S. District Court, it was remanded as moot by the U.S. Court of Appeals for the Second Circuit, *New York City Employees 'Retirement System v. Dole Food Company*, 969 F.2d 1430, 1433 (1992). Contrary to UnitedHealth's assertions, the Proposal before the Company in no way calls upon the Company to involve itself in the legislative or political process.

Finally, the Company cites *General Motors Corporation*, 2006 SEC No-Act. LEXIS 426 (April 7, 2006), in support of its argument that the Proposal seeks to involve the Company in the legislative or political process. But the proposal in *General Motors* requested that GM "petition the U.S. government for improved CAFE standards for light duty trucks and cars, lead an effort to develop non-oil based transportation system, and spread this technology to other nations." The very nature of a petition to the U.S. government and the GM proposal's call for the company to "lead and effort to develop non-oil based transportation system" are indicative of legislative and political actions.

The Proposal before UnitedHealth contains no such language. It asks for nothing more than a statement of principles on this significant social issue. Moreover, the Company's attempt to characterize the Institute of Medicine (IOM) and its Principles for Health care reform as a legislative or political effort is at best, attenuated. Not only is the

[18] "ONE or more Chrysler officers and/or directors SHALL actively support and lobby for UNIVERSAL HEALTH coverage (sic)..." *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992).

Institute of Medicine a leading authority in science and policy, but the IOM was established by the United States Congress to provide scientific and policy information to the public, including the Congress. The fact the IOM recommendation speaks to or is considered by the Congress is further evidence of the fact that health care reform is a significant social policy issue. It does not render the Proposal, which merely references the IOM Principles as an example for the Company to consider in drafting its own principles for health care reform, into a matter of ordinary business for UnitedHealth.

IV. The Proposal requests a statement of principles on the significant social issue of health care reform in the United States, not UnitedHealth's provision of employee benefits.

Despite the fact that the proposal merely requests that the Board adopt principles on the significant social policy issue of health care reform, UnitedHealth argues that it l "concerns the Company's provision of employee benefits." The Company's argument here is akin to McDonald's unsuccessful argument that it could exclude a proposal on the significant social issue of labor and human rights since that proposal concerned its employment practices and operations.. The Commission denied McDonald's request. *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007)

The Company cites *CVS Caremark,* 2008 SEC No-Act. LEXIS 55 (January 31, 2008), but the Proposal in *CVS Caremark* called for CVS to "report annually about how it is implementing [its health care reform] principles." The supporting statement in CVS Caremark also contained many references to lobbying by the company. The Proposal before UnitedHealth, however, does not request for a report. It does not deal with lobbying. [19] It simply asks for a statement of principles on the significant social issue of health care reform.

United Technologies Corporation, 2008 SEC No-Act. LEXIS 123 (January 31, 2008; *The Boeing Company,* 2008 SEC No-Act. LEXIS 139 (February 5, 2008); *Xcel Energy,* 2008 SEC No-Act. LEXIS 178 (February 15, 2008) and *Wendy's International,* 2008 SEC No-Act. ____ (February 13, 2008) each involved identical proposals on health care reform to the Proposal before UnitedHealth. The Commission rejected each company's arguments that the proposal involved a matter of ordinary business.

Proponent's shareholder proposal neither asks for a report on this significant social policy issue, nor does it require any assessment of internal matters of risk affecting the Company. The proposal, in fact, is more akin to proposals that have called upon companies to adopt a code of conduct dealing with human rights. Such codes are

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[19] Moreover, the proponents in *CVS Caremark* have requested a reconsideration of the Staff's decision on the grounds that the Staff did not have the Proponents' response letter to the objections of CVs Caremark at the time the decision was rendered.

statements of principles that guide a company in dealing with the significant social policy issue of human rights. The Staff has decided that such proposals are not excludable as matters relating to ordinary business operations under Rule 14a-8(i)(7). In both *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007) and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806, (October 26, 2004), companies cited "ordinary business operations," to exclude proposals calling for the adoption of a company code of conduct. The Staff denied the each company's request.

UnitedHealth narrowly characterizes the proposal here as one concerned with "provision of employee benefits." But the plain language of the proposal and the supporting statement describe "health care reform" in the context of a significant social policy affecting the Company and the nation. The Proposal describes "universal" coverage of all Americans and repeatedly speaks in terms of businesses in the U.S. and the global economy. It cites research from one of the nation's leading health economists, Dr. Kenneth Thorpe, that shows companies pay as much as $1160 in surcharges for each insured employee to cover the costs of medical care delivered to the 47 million Americans who are uninsured.[20] The supporting statement also describes Dr. Thorpe's finding that universal health insurance coverage would save employers presently providing health insurance an estimated $595-$848 billion in the first 10 years of implementation.[21]

Just as the human rights proposals in *McDonald's Corporation* and *Costco Wholesale Corporation* involved companies in the U.S. and the global economy and the significant social policy issue of human rights, the proposal here focuses on the Company in the U.S. and the global economy, and health care as a significant social policy issue.

A. While proposals calling for reports on health care have generally been excluded as matters involving an analysis of internal risk, Proponent's proposal calls for an entirely different measure: the adoption of principles for health reform—on a matter of significant social policy.

The Company cites *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002) in support of its request to exclude the Proposal. Proponent did, in fact, submit an identical proposal to IBM for inclusion in that company's 2008 proxy. Unlike Boeing, however, IBM chose not to file a No-Action Letter with the Commission. Instead, IBM began a dialogue with the Proponent. IBM and the Proponent reached an agreement on the text of a letter that IBM sent to the Proponent (Attachment "A"), describing its principles for health care reform.[22] Bristol-Meyers Squibb ("Bristol-Meyers") received a nearly identical proposal to Proponent's,

[20] Kenneth Thorpe, Ph.D., cited in "Paying A Premium: The Added Cost of Care for the Uninsured," (Families USA, Washington, DC: June 2005), p.4.
[21] Kenneth Thorpe, Ph.D., "Impacts of Health Reform: Projections of Costs and Savings," (National Coalition on Health Care, Washington, DC: 2005), p.14.
[22] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM to Daniel F. Pedrotty, Director, Office of Investment, AFL-CIO, December 12, 2007.

calling for the adoption of principles for health care reform. After a dialogue with proponents of the resolution, Bristol-Meyers withdrew is request to the Commission for a No-Action Letter to exclude the proposal, citing Rule 14a-8(i)(7).[23] Bristol-Meyers has now posted its statement of principles for health care reform on its website.[24]

In *Ford Motor Company,* 2007 SEC No-Act. LEXIS 296, (March 1, 2007), the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce," could not be excluded as ordinary business under rule 14a-8(i)(7). The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

The Company, however, cites Staff decisions on proposals that centered on matters of internal risk assessment and company finances relating to employee benefits plans. *General Motors Corporation, 2007 SEC No-Act. LEXIS 446* (April 11, 2007), involved what GM described as "a significant expense for General Motors, and managing health care costs for GM employees and retirees and their dependents is a key factor in GM's business operations." *Id.; Kohl's Corporation, 2007 SEC No-Act. LEXIS 5* (January 8, 2007), *3M Company,* 2007 SEC No-Act. LEXIS 197 (February 20, 2007), each involved the same proposal, calling for a report on health care costs at each company. Unlike the Proponent's Proposal, which calls for the adoption of principles on a significant social policy issue, the health care reports called for by the proposals in *General Motors Corporation*, *3M* and *Kohl's Corporation* would have required each company to conduct internal risk assessments.

General Motors Corporation, 2005 SEC No-Act. LEXIS 462 (March 24, 2005) is inapposite. Unlike the Proposal before UnitedHealth, which calls upon the Board of Directors to adopt principles for health care reform on a matter of significant social policy, the proposal before GM, called for the board to develop "specific reforms for the health care cost problem," a matter that GM explained was an integral part of its routine management of the company.

Finally, the Company misconstrues the Supporting Statement of the Proposal to state that "the principles to be adopted also would apply to the Company's provision of health insurance to its own employees." The Proposal contains no such statement. It merely requests that the Company adopt principles for health care reform. It is entirely up to the Company to decide what it chooses to do once it has formulated and adopted its own principles.

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[23] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, US Securities and Exchange Commission to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers also cited Rule 14a-8(i)(3) and Rule 14a-8(i)(10).

[24] Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html (Accessed January 18, 2008).

V. Conclusion

UnitedHealth has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal is inherently a significant social policy issue that transcends day-to-day business matters at UnitedHealth. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

Consequently, since UnitedHealth has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before UnitedHealth's shareholders at the 2008 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 920-490-3935.

. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Respectfully submitted,

Susan White, Director
Oneida Trust Department

Attachments

RECEIVED

DEC 21 2007

IBM

Office of the Senior Vice President
Human Resources

New Orchard Road
Armonk, NY 10504

December 12, 2007

Daniel F. Pedrotty
Director, AFL-CIO Office of Investment
815 Sixteenth Street N.W.
Washington, D.C. 2006

Dear Dan:

I found my discussion with John Sweeney and you on health care reform in Washington, D.C. very timely, productive, and informative. It is clear we share the same high level of concern and commitment to major reforms that provide access to quality health care through comprehensive health insurance coverage for all Americans that is affordable to individuals and families. At the same time, reform should be affordable, sustainable and continuous for the general public, employers, labor unions and our government.

In the current system, health insurance is predominately provided by employers. In that system, responsible employers conduct themselves in such a way that all employees have health care. However, this system is failing and challenges the competitiveness of companies that provide health care. Costs are increasing, coverage is decreasing and employers are finding it more and more difficult to live up to their responsibilities.

We agree we need a new system in which everyone is covered and in which responsible employers do not end up bearing the cost of insuring the employees of irresponsible employers.

The status quo is unacceptable. This challenge needs to be addressed immediately, and business, labor and other interested groups should come together to agree upon a plan for shared responsibility and reforming our health care finance system to achieve these goals.

Moreover, we share the view that reform priorities must include all forms of prevention and strengthening our foundation of primary care. We also need to upgrade information technology systems to support informed decision-making, medical error eradication, medical practice transformation, performance and price transparency and simplifying administration.

I appreciated the opportunity afforded to me by John and you to describe our leadership at IBM. At IBM we not only agree with addressing these reform priorities, but understand the pressing need to take action. For the uninsured, these actions include leading multi-employer efforts to create health care coverage opportunities for the working uninsured in "National Health Access" and for the retired in the "Retiree Health Access" offerings. By the way of information, the "RHA" options allowed IBM to offer its Medicare retirees significant double-digit premium reductions.

Our actions at IBM with respect to the Institute of Medicine's attributes for health care have been equally aggressive. IBM has been an early and persistent instigator of transparency, quality improvement and reimbursement reform. We collaborated on the LEAP Frog initiative for inpatient care improvement and the widely adopted Bridges To Excellence office practice and chronic disease transformation initiative. Most recently, we led transparency in pricing certification, directed specifically at the Prescription Benefit Management industry. I think this demonstrates that actions speak louder than words and be assured we intend to continue our aggressive involvement.

Perhaps our most challenging project is IBM's current work with physicians to change the delivery of care so that we can all buy and receive comprehensive, continuous, coordinated and holistic care from a transformed primary care provider community. IBM helped create and chairs the Patient-Centered Primary Care Collaborative, bringing physicians and buyers together. We want to drive change for both physician and buyer to build strong patient-provider relationships based on better access, reformed care processes and personalization, meaningful communication, quality improvement and reimbursement reform. We know that this system foundation delivers better health, higher patient satisfaction and lower cost that other countries enjoy today.

As we agreed, the challenge is great and time is not on our side. I hope I've made clear we take our commitments seriously. Thank you for the opportunity to exchange views and to talk about the many things we are doing to drive system change and reform. I also want to reaffirm my willingness to continue our dialogue in the future.

Sincerely,

Randy

Randy MacDonald
Senior Vice President, Human Resources
IBM Corporation

cc: John Sweeney

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Aetna®

To Your Health!

Aetna's Proposal for Health Care System Transformation

Introduction

Our health care system remains the world's pioneer in research and medical technology, leading treatment breakthroughs that benefit Americans and people across the globe. The presence of first-rate physicians, hospitals, drugs and treatments are due, in large measure, to the competition inherent in our market-based system. While an impressive 84 percent of people in America — nearly 250 million people — have some form of health insurance, there are also critical problems relating to access, affordability and quality that must be addressed.

The ***problem of the uninsured*** has reached crisis proportions. About 47 million people in America — one in six individuals — lack health insurance, and research consistently shows the uninsured obtain less care, use fewer preventive services, and fail to adhere to recommended treatments. Additionally, tens of billions of dollars are spent each year treating those without health insurance, which places enormous strains on federal and state budgets, hampers the economy, and results in higher premiums for employers and those with insurance.

The ***cost of health care*** services continues to grow at a rate faster than both general inflation and wages, making health insurance increasingly difficult for individuals to purchase and for employers to offer in the workplace.

And there are well-documented **problems with quality of care**. Both over-utilization and under-utilization of services, combined with preventable medical errors and unacceptable variation in treatment outcomes, have created what the Institute of Medicine has long described as a chasm "between the health care we have and the care we could have."

Aetna's Commitment to Thought Leadership and Advancing the Public Good

As one of the oldest and largest insurers in America, we believe Aetna has both an opportunity and an obligation to be part of the solution. Our commitment to advancing the public good is engrained in the company's 154-year heritage and is reflected in Aetna's core values of integrity, quality service and value, excellence and accountability, and employee engagement.

We fundamentally believe that being a leader in health care means not only meeting business expectations, but also exercising ethical business principles and social responsibility in everything we do. We also believe that our considerable intellectual resources and experience can and should be leveraged to build a stronger and more effective health care system. This stance is embodied by Aetna's leadership on a variety of public policy issues, including racial and ethnic disparities, genetic testing, consumer engagement, price transparency, mental health parity, and health and benefits literacy.

Our commitment to being a thought leader means that we must be willing to challenge the status quo; that we set high expectations and support the development of fresh, yet pragmatic, policy approaches offered by our industry and others (e.g., Aetna endorses the "Vision for Reform" put forward by America's Health Insurance Plans); and that we serve as a resource to policymakers and others striving to improve our health care system.

Aetna's contributions to the intensifying policy debate about comprehensive health care reform are grounded by five core beliefs.

- First, every American should have affordable access to health care that produces quality outcomes and facilitates prevention, wellness and care coordination.
- Second, transforming the U.S. health care system, including its financing, is a shared responsibility that requires public and private sector leadership and collaboration.
- Third, achieving universal coverage is only possible when there is universal participation.
- Fourth, comprehensive health care reform should be built upon the strengths and successes associated with the competitive marketplace.
- And fifth, consumers must be empowered with the information, technological tools and product options necessary to make prudent health care decisions.

Aetna's 10-Point Plan for Health Care System Transformation

Transforming the U.S. health care system is a monumental challenge, but it is a challenge that must be addressed to ensure the future health and well-being of the nation and our fellow citizens. Described below is a 10-point plan to transform the U.S. health care system. This plan addresses the following key themes: Achieving universal coverage; increasing the affordability of health insurance and health care; strengthening consumer choice and flexibility; and improving health care quality and patient safety.

1. Leverage the strengths of the current health care system to advance the goal of achieving universal coverage

- Encourage public-private coordination and collaboration. It is imperative that government and the private sector work together to expand access, increase affordability and improve quality. A competitive marketplace and a strong public health system are not mutually exclusive.
- Continue to support the existing employer-based system, which is responsible for covering about 60 percent of non-elderly adults in the U.S. (177 million people). At the same time, support policies that promote affordable health insurance options for individuals and small employers not participating in the employer-based system.
- Demonstrate corporate social responsibility. Private health insurers can advance the public good by supporting promising ideas and effective programs, sharing innovations and advancing the welfare of the communities they serve.

2. Transform health insurance into a civic responsibility

- Require all Americans to possess health insurance coverage — an individual coverage requirement — as a common-sense approach for achieving universal coverage through universal participation.
- Pair an individual coverage requirement with government assistance (e.g., advanceable, refundable tax credits structured on a sliding scale) for low-income Americans who are ineligible for public programs to enter the health insurance marketplace.
- Explore new models of public-private partnership, such as a 21st century voucher system that facilitates portability, expands consumer options, and leverages the strengths of the competitive marketplace.

3. **Create a legislative and regulatory environment conducive to the development and availability of affordable health insurance options**
   - Promote the development and availability of affordable products targeted at specific segments of the uninsured population, including "mandate-lite" and "mandate-free" products that would cover, at a minimum, preventive and catastrophic care. Control the proliferation of costly benefit mandates by establishing independent review commissions to assess existing and proposed new mandates.
   - Permit private health insurers to employ transparent and fairly devised medical underwriting techniques to account for risk and to ensure the availability of affordable health insurance options. The preservation of medical underwriting must be accompanied by the presence of strong safety nets to ensure all Americans, regardless of health status, have access to health care.
   - Create new pooling mechanisms that facilitate affordable access to health insurance for individuals and small employers, including Affordable Health Groups and discretionary groups that pool Americans without access to employer-sponsored coverage.
   - Improve the affordability of prescription drugs by removing barriers to generic competition and creating a regulatory pathway for generic biopharmaceutical medicines.
   - Encourage greater uniformity of state laws and regulations affecting health insurance operations (e.g., new product approval, mandate-lite benefits, prompt payment of claims) to reduce administrative costs and ensure the availability of affordable coverage options. Explore and advance the creation of an optional federal charter to achieve administrative simplification.

4. **Use the tax system to expand access and increase affordability**
   - Equalize the tax treatment of health insurance for those who obtain coverage through their employer and those who purchase it directly in the individual market.
   - Create tax-based incentives for employers — especially small firms — to offer or continue offering health benefits to their employees in order to preserve and strengthen the employer-based system. Employers should be encouraged to offer, at a minimum, Section 125 cafeteria plans.
   - Use tax credits as a tool to encourage and enable target populations (e.g., lower-income adults and children) to enter the health insurance marketplace. Tax credits should be administered on a sliding scale according to household income and should be broadly financed.

5. **Promote greater portability of health insurance**
   - Facilitate the growth of consumer-directed health plans with health savings accounts, which allow people to save for future medical needs by investing in tax-favored accounts that are portable. Consumer-directed health plans should include first-dollar coverage for the most common chronic conditions to ensure people benefit from disease management and care coordination.
   - Permit the purchase of health insurance across state borders (i.e., rather than having to purchase in one's home state) so consumers can utilize phone, mail and Internet facilities to purchase coverage in states with legislative and regulatory environments that facilitate the existence of affordable health insurance options.

6. **Strengthen public programs and the safety net**
   - Strengthen public programs to ensure certain populations have access to quality health care. The federal government should expand SCHIP funding to ensure all states can, at a minimum, fully cover children from low-income households. Medicaid eligibility should be expanded to cover all adults up to 100 percent of the Federal Poverty Level, including single adults.
   - Create or improve broadly funded safety net programs, such as reinsurance mechanisms or state high-risk pools, to ensure that the most vulnerable Americans possess health insurance. Public-private collaboration is critical to the success of these safety nets.
   - Health insurers, the federal and state governments, and employers should come together to explore new ways of working together to ensure no American lacks affordable health insurance options.

7. **Promote preventive care and wellness**
   - Create incentives for individuals to achieve their optimal health status by making healthy lifestyle choices; participating in wellness, chronic care and disease management programs; and obtaining routine preventive care.
   - Preventive care should receive first-dollar coverage; and public and private health insurers should promote wellness vigorously in member and provider services. All Americans should have access to wellness tools, such as health risk assessments, weight management and smoking cessation programs.
   - Achieve greater integration among medical, behavioral and dental health services to facilitate total wellness and improve patient outcomes.

8. **Improve health care quality and patient safety**
   - Reward providers who efficiently deliver evidence-based care through pay-for-performance (P4P) programs. Quality measures employed in P4P programs should be clinically important, credible to physicians, transparent to all stakeholders, consistent across health plans and other payers, understandable to consumers and useful to them in making choices. P4P programs should also equip providers with the information and tools necessary for improving practice outcomes and efficiencies.
   - Invest in initiatives to reduce racial and ethnic disparities in health care, including the analysis of treatment and outcome data to ensure sustained progress in eliminating disparities.
   - Create public-private partnerships to ensure the availability of end-of-life care products that empower people facing end-of-life care decisions by offering access to curative care whether in a hospital, hospice or home.
   - Transform the medical liability system into one that focuses on the fair and timely resolution of medical disputes and promotes health care quality improvements. The medical liability system should encourage — not discourage — physicians to discuss and learn from mistakes and preventable errors. Patients experiencing medical injuries should be fairly compensated through an administrative system that draws upon independent medical expertise in the decision-making process.



9. **Harness the power of health information technology and research to reduce costs and improve quality**
   - Advance public-private partnerships to develop and implement health information technology, including personal health records and the development of an interoperable electronic health record system that allows for the seamless and secure transmittal of health information.
   - Create incentives for consumers, providers, employers and payers to adopt health information technology — accelerating the goal of replacing the outdated and costly paper-based medical records and billing systems.
   - Support rigorous analysis and research about clinical best practices, including analysis of cost-effectiveness data to determine which medical technologies, protocols and drugs are most effective.
10. **Make the health care system more transparent and consumer friendly**
    - Provide consumers with meaningful information to allow them to make value-based health care decisions.
    - Advance transparency in health care quality and pricing, giving consumers easy access to health care information, including cost and price information, and the ability to seek out hospitals and other health care providers that have a proven track record of high-quality care. Investments in transparency should be accompanied by rewards and other incentives for providers that efficiently deliver evidence-based care.
    - Invest in efforts to improve health and benefits literacy, especially for the nearly half of adults in the nation who have difficulty locating, matching and integrating written information. Government and industry should partner with providers to improve health literacy and ensure that health information is easy to understand.

Moving Forward

The 10-point plan is a framework for sensible policy action, providing state and federal legislators and regulators with ideas, directions and priorities for improving the U.S. health care system. It is intentionally broad, leaving many important details for further discussion. Moving forward, Aetna will continue to work with key stakeholders to craft an implementation plan to translate these ideas and approaches into viable public policy at the state and national levels.

We want you to know®

Aetna®

www.aetna.com

August 2007

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 2, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UnitedHealth Group Incorporated
Incoming letter dated February 10, 2008

The proposal urges the board of directors to adopt principles for health care reform based upon principles specified in the proposal.

We are unable to concur in your view that UnitedHealth may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that UnitedHealth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END